ADAMA TECHNOLOGIES CORPORATION

505 Elbow Drive SW, Suite 207

Calgary, Alberta T2S2T6

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Adama Technologies Corporation

        Schedule 14C Preliminary Information Statements

        Filed November 6, 2015

        File No. 001-53738

Dear Sir:

Adama Technologies Corporation (the “Company”) has received your letter dated November 25, 2015 regarding the Preliminary Schedule 14C Information Statement filed by the Company on November 6, 2015.  The specific Staff comments are set forth in order, followed by the Company's response, as follows:

General

Comment 1.

It appears that you have not filed an Item 1.01 Form 8-K for your planned merger with Incubator Holdings, Inc.  Please advise.  In addition, please clarify that the transaction represents a change in control for purposes of Item 5.01 of Form 8-K and is expected to represent a change in shell company status for purposes of Item 5.06.  Please file a Form 8-K to provide the information required by the applicable items of Form 8-K.

Response:

As permitted by General Instruction B3 of the Form 8-K, a registrant which has previously reported substantially the same information as required by the Form 8-K, need not make an additional report on Form 8-K.

On October 13, 2015, the Company filed a Form 10-Q for its quarter ended June 30, 2015, reporting on the proposed merger at Footnote 7 and in the discussion of the Company’s Plan of Operations, beginning at Page 2. Those previous disclosures also indicated that control of the common stock of the Company would be changed in the proposed merger and that the merger also would result in the change of the Company’s shell status.

Notwithstanding the previous disclosure, however, the Company will file a Form 8-K disclosing the same information regarding the proposed merger transaction.

Comment 2.

Please confirm your understanding that your Form 8-K disclosure must provide financial statements for the appropriate periods, as well as the pro forma financial information required by Item 9.01(c) of Form 8-K, and update your management’s discussion and analysis required by Item 303 of Regulation S-K accordingly.

Response:

The Company understands and confirms that the Form 8-K required to be filed on the closing of the proposed merger under Section 2, Item  2.01 Completion of Acquisition or Disposition of Assets, will require the Company to provide financial statements for the appropriate periods, as well as the pro forma financial information required by Item 9.01(c), as well as an updated management discussion required by Item 303 of Regulation S-K. In

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addition, as a shell company as defined in Rule 12b-2 under the Exchange Act, the Form 8-K required to be filed within 4 days after the closing of the proposed merger will contain the information required on Form 10 under the exchange Act.

Comment 3.

Please identify the shareholder(s) that have provided written consent and disclose the relationship to the company and respective capital stock ownership

Response:

The written consent to the merger agreement and the proposed merger transaction was provided by International Ambitions, LLC, Inc., a Nevada limited liability company, which is the sole holder of the outstanding Series A Preferred Stock of the Company.  The Series A Preferred Stock votes with the outstanding common stock and carries a total vote equal to 51 percent of all classes of stock entitled to vote on any matter, and represents control of the Company.  The principal of International Ambitions, LLC is Dr. Rowen S. Pfeifer of Murfreesboro, TN.  Dr. Pfeifer has no relationship with the Company other than as the preferred shareholder, and has no other equity ownership in the Company.  This will be included in the Amended Schedule 14C to be filed shortly.

Comment 4.

Please be advised that pursuant to Item 1 of Schedule 14C, the information statement must provide all of the information regarding the proposed transaction, including financial statements, required pursuant to Item 14 of Schedule 14A.

Response:

The Company will file an Amended Schedule 14C to include all of the information required by Item 1 of Schedule 14C.

Security Ownership of Certain Beneficial Owners and Management

Comment 5.

Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C.  Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.”  In this regard, please clarify your disclosure to clearly show ownership of your outstanding preferred stock, the conversion calculation of preferred stock into common stock and the voting power of your outstanding preferred stock relative to your common stock.  In revising the beneficial ownership table, please disclose the total amount of common stock and preferred stock issued and outstanding and include separate columns indicating common stock ownership, preferred stock ownership and total voting power.  Please also include the natural persons who have or share voting or investment power over any entities included in the table.

Response:

The Company will file an Amended Schedule 14C to include all of the information required by Item 403 of Regulation S-K, as required by Item 1 of Schedule 14C, incorporating by reference Item 6(d) of Schedule 14A.

We trust that this letter has responded fully to the Staff comments in the letter dated November 25, 2015, and that the Amended Schedule 14C will address the remaining issues addressed in that letter  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a

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further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-    the Company may not assert Staff comments as a defense in any proceeding initiated by the

     Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael Choo, Chairman & CEO Adama Technologies Corporation

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